SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              Alterra Heathcare Corp.
                                (Name of Issuer)

                 Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   02146C104
                                 (CUSIP Number)

                                 January 25, 2000
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 02146C104

1.   Name of Reporting Person:

     HBK Investments L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only

4.   Citizenship or Place of Organization: Delaware

               5.   Sole Voting Power: 1,529,834 (1)(2)(3)(4)(5)
Number of
Shares
Beneficially   6.   Shared Voting Power:  0
Owned By
Each
Reporting      7.   Sole Dispositive Power: 1,529,834 (1)(2)(30(40(5)
Person
With
               8.   Shared Dispositive Power:  0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

	1,529,834 (1)(2)(3)(4)(5)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /

11.  Percent of Class Represented by Amount in Row (9): 6.48%

12.  Type of Reporting Person: PN

--------------
(1) Includes 476,296 shares obtainable upon conversion of $9,645,000 principal amount of the Issuer's 7% Convertible Subordinated Debentures due 2004 (the "7% Debentures") held by HBK Master Fund L.P. ("Master"). Pursuant to an Investment Management Agreement, upon conversion by Master of the 7% Debentures held by Master, HBK Investments L.P. ("Investments") will have sole voting and dispositive power over the shares obtainable thereby and Master will not have any beneficial ownership of such shares.

(2) Includes 459,764 shares obtainable upon conversion of $9,370,000 principal amount of the Issuer's 6.75% Convertible Subordinated Debentures due 2004 (the "6.75% Debentures") held by Master. Pursuant to an Investment Management Agreement, upon conversion by Master of the 6.75% Debentures held by Master, HBK Investments L.P. ("Investments") will have sole voting and dispositive power over the shares obtainable thereby and Master will not have any beneficial ownership of such shares.

(3) Includes 593,774 shares obtainable upon conversion of $17,071,000 of the Issuer's 5.25% Convertible Subordinated Debentures due 2006 (the "5.25% Debentures")held by Master. Pursuant to an Investment Management Agreement, upon conversion by Master of the 5.25% Debentures held by Master, HBK Investments L.P. ("Investments") will have sole voting and dispositive power over the shares obtainable thereby and Master will not have any beneficial ownership of such shares.

(4) Power is exercised by its general partner, HBK Partners II L.P., whose general partner is HBK Management L.L.C.

(5) The 13G filed by Investments dated April 14, 1998 (as amended December 31, 1998) is hereby amended to reflect holdings of Investments as of January 25, 2000 and gives effect to the transfer of the 7% Debentures,6.75% Debentures and 5.25% Debentures (a)to HBK Offshore Fund Ltd. ("Offshore") from HBK Securities Ltd. ("Securities"), a wholly owned subsidiary of Offshore, and the subsequent transfer thereof to Master, a subsidiary of Offshore, and (b) to HBK Main Street Investments L.P. ("Main Street") from HBK Finance L.P. ("Finance"), an affiliate of Main Street, and the subsequent transfer thereof to Master, the general partner of Finance and Main Street.


CUSIP No. 02146C104

1.   Name of Reporting Person:

     HBK Finance L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only

4.   Citizenship or Place of Organization: Delaware

               5.   Sole Voting Power: 0
Number of
Shares
Beneficially   6.   Shared Voting Power:  0
Owned By
Each
Reporting      7.   Sole Dispositive Power: 0
Person
With
               8.   Shared Dispositive Power: 0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     0

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /

11.  Percent of Class Represented by Amount in Row (9): 0%

12.  Type of Reporting Person: PN

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their schedule 13G statement dated April 14, 1998, as amended by Amendment No. 1 dated December 31, 1998 (the "Schedule 13G" relating to the Common Stock, par value $.01 per share, of Alterra Heathcare Corp., formerly known as Alternative Living Services, Inc.(the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 2(a).   Names of Persons Filing.

     Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13G Statement is hereby filed by HBK Investments L.P., a Delaware limited partnership ("Investments")and HBK Finance L.P., a Delaware limited partnership ("Finance") (collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists. Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): HBK Partners II L.P., a Delaware limited partnership ("Partners II"), HBK Management L.L.C., a Delaware limited liability company ("Management") and Harlan B. Korenvaes, Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, Richard L. Booth, David C. Haley and Jamiel A. Akhtar, members of Management, who may control Management ("Managers"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

Item 2(e).   CUSIP Number.

     The CUSIP number of the Shares is  02146C104.

Item 4.   Ownership.

     (a) - (b)

     Reporting Person

     Pursuant to an Investment Management Agreement with Master, Investments may, pursuant to Rule 13d-3(a), be deemed to be the beneficial owner of the following securities (the "Shares"): (a) 476,296 shares obtainable upon conversion of $9,645,000 principal amount of the 7% Debentures held by Master, which constitutes approximately 2% of the outstanding shares of the Stock, (b) 459,764 shares obtainable upon conversion of $9,370,000 principal amount of the 6.75% Debentures held by Master, which constitutes approximately 1.9% of the outstanding shares of the Stock, and (c) 593,774 shares obtainable upon conversion of $17,071,000 principal amount of the 5.25% Debentures held by Master, which constitutes approximately 2.5% of the outstanding shares of the Stock.

     Controlling Persons

     Because of its position as the sole general partner of Investments, Partners II may be deemed to be the beneficial owner of the Shares.

     Each of (1) Management, as sole general partner of Partners II, and (2) the Managers, as the controlling persons of Management, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of the Shares.

     To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (c)

     Reporting Persons

     Pursuant to an Investment Management Agreement with Master, and acting through its general partner, Partners II, Investments has the sole power to vote or direct the vote and to dispose or to direct the disposition of the Shares.

     Controlling Persons

     Acting through its general partner, Management, and in its capacity as the general partner of Investments, Partners II has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Shares.

     In its capacity as the general partner of Partners II, Management has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Shares.

     Managers

     In their capacity as controlling persons of Management, the Managers have the shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:     February 2, 2000


                              HBK INVESTMENTS L.P.


                              By:  /s/ Kevin O'Neal
                                   Kevin O'Neal (1)



                              HBK FINANCE L.P.


By:  /s/ Kevin O'Neal
                                   Kevin O'Neal (2)


(1) An Authorization Certificate authorizing Kevin O'Neal to act on behalf of HBK Investments L.P. has previously been filed.

(2) An Authorization Certificate authorizing Kevin O'Neal to act on behalf of HBK Finance L.P. has previously been filed.